SUN CAPITAL ADVISERS TRUST
One Sun Life Executive Park
Wellesley Hills, MA 02481

VIA EDGAR

October 27, 2006

Securities and Exchange Commission
File Desk
100 F Street, N.E.
Washington DC 20549

Re:	Sun Capital Advisers Trust (the "Registrant")
(File Nos. 811-08879; 333-59093)

Please find enclosed for filing as Exhibit 99-1, pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 101(a)(1)(iv) under Regulation S-T, a copy of the Registrant’s executed fidelity bond.

Also enclosed are the resolutions approved by the Registrant’s Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act"), certified by the Secretary of the Registrant, approving the form and amount of the bond covering the period from October 1, 2006 through October 1, 2007 for the Registrant, which are enclosed as Exhibit 99-2.

If you have any questions or comments concerning this filing, please contact the undersigned at 781-446-1461.

Sincerely,

/s/James F. Alban
James F. Alban
Chief Financial Officer and Treasurer